BYLAWS
OF
AROWANA MEDIA HOLDINGS, INC.
(the "Corporation")

Adopted on October 16, 2018

ARTICLE I
OFFICES

1.1   Registered Office. The registered office of the Corporation in the State of Wyoming shall be as from time to time set forth in the Corporation's Articles of Incorporation, as amended (as so amended and supplemented from time to time, the "Articles of Incorporation").

1.2   Other Offices. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Wyoming, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF SHAREHOLDERS

2.1   Place of Meetings. Meetings (whether annual, special or adjourned) of the shareholders of the Corporation shall be held at the principal executive office of the Corporation, or at any place within or without the State of Wyoming which may be designated by the Board of Directors and set forth in the notice of the meeting. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held by means of remote communication. The Board shall take into consideration shareholders' ability to participate by remote communication and provide an alternative means of participation for those shareholders unable to participate by remote communication. If authorized by the Board of Directors in its sole discretion, and subject to guidelines and procedures the Board of Directors may adopt, shareholders and proxies not physically present at a meeting of shareholders may, by means of remote communication: (i) participate in a meeting of shareholders; and (ii) be deemed present in person and vote at a meeting of shareholders, whether the meeting is held at a designated place or solely by means of remote communication, provided that the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a shareholder or proxy. The Corporation shall implement reasonable measures to provide the shareholders and proxies a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceeding. If any shareholder or proxy votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Corporation.

2.2   Annual Meeting. An annual meeting of shareholders shall be held each year on a date and at a time designated by the Board of Directors. The annual meeting shall be held for the purpose of electing directors and for making reports of the affairs of the Corporation. Any other business properly brought before the meeting may be transacted at the annual meeting of shareholders.

2.3   Special Meeting. Special meetings of the shareholders for any purpose or purposes whatsoever may be called at any time by the Board of Directors, the Chairman of the Board of Directors (if any), the Chief Executive Officer, the President or by one or more holders of shares entitled to cast not less than ten percent (10%) of the votes on the record date upon written request delivered to the Corporation's Secretary. Only business within the purpose or purposes described in the special meeting notice may be conducted at a special shareholders' meeting. If not otherwise fixed, the record date for determining shareholders entitled to demand a special meeting is the date the first shareholder signs the demand.

2.4   Notice of Meeting. The Corporation shall notify shareholders of the date, time, place and means of communication of each annual and special shareholders' meeting no fewer than ten (10) nor more than sixty (60) days before the meeting date. Unless the Wyoming Business Corporation Act (the "Act") or the Articles of Incorporation require otherwise, the Corporation is required to give notice only to shareholders entitled to vote at the meeting. Unless the Act or the Articles of Incorporation require otherwise, notice of an annual meeting need not include a description of the purpose or purposes for which the meeting is called. Notice of a special meeting shall include a description of the purpose or purposes for which the meeting is called. If an annual or special shareholders' meeting is adjourned to a different date, time, place or means of communication, notice need not be given of the new date, time, place or means of communication if the new date, time place or means of communication is announced at the meeting before adjournment. If a new record date for the adjourned meeting is or shall be fixed, however, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

2.5   Waiver of Notice. A shareholder may waive any notice required by the Act, the Articles of Incorporation, or these Bylaws before or after the date and time stated in the notice. The waiver shall be in writing, be signed or shall be sent by electronic transmission by the shareholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. A shareholder's attendance at a meeting: (i) waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting; and (ii) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to considering the matter when it is presented.

2.6   Record Date. In order that the Corporation may determine the shareholders entitled to notice of any meeting or to vote, the Board of Directors may fix, in advance, a record date, which shall not be more than seventy (70) days nor less than ten (10) days prior to the date of such meeting nor more than seventy (70) days before any other action. Only shareholders of record at the close of business on the record date are entitled to notice of, and to vote at, a meeting of shareholders, notwithstanding any transfer of any shares on the books of the Corporation after the record date, except as otherwise provided in the Articles of Incorporation or the Act. A determination of the shareholders of record entitled to notice of, and to vote at, a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than 120 days from the date set for the original meeting. If the Board of Directors does not so fix a record date: (a) the record date for determining the shareholders entitled to notice of, or to vote at, a meeting of shareholders shall be at the close of business on the business day before the first notice is delivered to shareholders; and (b) the record date for determining the shareholders entitled to give consent to a corporate action in writing without a meeting (i) when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given, or (ii) when prior action by the Board of Directors has been taken, shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7   Shareholders' List. After fixing a record date for a meeting, the Corporation shall prepare an alphabetical or numerical list of the identities of all its shareholders who are entitled to notice of a shareholders' meeting. The list shall be arranged by voting group, and within each voting group by class or series of shares, and show the number of shares held by each shareholder. The list shall also show each shareholder's physical mailing address, if the identity of a shareholder on the list consists of the shareholder's name, and each shareholder's authorized means of receipt for electronic transmissions, if the identity of a shareholder on the list consists of the shareholder's data address. The shareholders' list shall be available for inspection by any shareholder, beginning two (2) business days after notice of the meeting is given for which the list was prepared and continuing through the meeting, at the Corporation's principal office or at a place identified in the meeting notice in the city where the meeting will be held. A shareholder, his agent, or attorney is entitled on written demand to inspect and, subject to the requirements of Section 17-16-1602(c) of the Act, to copy the list, during regular business hours and at the shareholder's expense, during the period it is available for inspection. The Corporation shall make the shareholders' list available at the meeting, and any shareholder, his agent, or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

2.8   Voting Entitlement of Shares. Except as provided in this Section 2.8 or unless the Articles of Incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one (1) vote on each matter voted on at a shareholders' meeting. Unless authorized by a district court, the shares of the Corporation are not entitled to vote if they are owned, directly or indirectly, by a second corporation, domestic or foreign, and the Corporation owns, directly or indirectly, a majority of the shares entitled to vote for directors of the second corporation; provided that the foregoing does not limit the power of the Corporation to vote any shares, including its own shares, held by it in a fiduciary capacity. Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

2.9   Proxies. A shareholder may vote his shares in person or by proxy. A shareholder or his agent or attorney-in-fact may appoint a proxy to vote or otherwise act for the shareholder by signing an appointment form or by an electronic transmission. An electronic transmission shall contain or be accompanied by information from which one can determine that the shareholder, the shareholder's agent, or the shareholder's attorney-in-fact authorized the electronic transmission. An appointment of a proxy is effective when a signed appointment form or an electronic transmission of the appointment is received by the inspector of election or the officer or agent of the Corporation authorized to tabulate votes. An appointment is valid for eleven (11) months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable unless the appointment form or electronic transmission states that it is irrevocable and the appointment is coupled with an interest. Appointments coupled with an interest include the appointment of: (i) a pledgee; (ii) a person who purchased or agreed to purchase the shares; (iii) a creditor of the Corporation who extended it credit under terms requiring the appointment; (iv) an employee of the Corporation whose employment contract requires the appointment; or (v) a party to a voting agreement created under Section 17-16-731 of the Act. An appointment made irrevocable is revoked when the interest with which it is coupled is extinguished. The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Subject to any express limitation on the proxy's authority stated in the appointment form or electronic transmission, the Corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

2.10   Corporation's Acceptance of Votes. If the name or network signature signed on a vote, consent, waiver, or proxy appointment corresponds to the name or data address of a shareholder, the Corporation if acting in good faith is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder. If the name or network signature signed on a vote, consent, waiver, or proxy appointment does not correspond to the name or data address of its shareholder, the Corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if: (i) the shareholder is an entity and the name or network signature signed purports to be that of an officer or agent of the entity; (ii) the name or network signature signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the Corporation requests, evidence of fiduciary status acceptable to the Corporation has been presented with respect to the vote, consent, waiver, or proxy appointment; (iii) the name or network signature signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the Corporation requests, evidence of this status acceptable to the Corporation has been presented with respect to the vote, consent, waiver, or proxy appointment; (iv) the name or network signature signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the Corporation requests, evidence acceptable to the Corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or (v) two (2) or more persons are the shareholder as cotenants or fiduciaries and the name or network signature signed purports to be the name or data address of at least one (1) of the co-owners and the person signing appears to be acting on behalf of all the co-owners. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

2.11   Quorum and Voting Requirements. Unless the Articles of Incorporation or the Act otherwise provide, a majority of the votes entitled to be cast on the matter constitutes a quorum for action on that matter. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting. If a quorum exists, action on a matter (other than the election of directors which is governed by Section 3.3) is approved if the votes cast within favoring the action exceed the votes cast opposing the action, unless the Articles of Incorporation or the Act require a greater number of affirmative votes.

2.12   Action Without a Meeting. Any action required or permitted by the Act to be taken at a shareholders' meeting may be taken without a meeting, and without prior notice, if consents in writing setting forth the action so taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to authorize or take the action at a meeting at which all shares entitled to vote on the action were present and voted. The written consent shall bear the date of signature of the shareholder who signs the consent and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records. No written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest date on which a consent delivered to the Corporation as required by this section was signed, written consents signed by sufficient shareholders to take the action have been delivered to the Corporation. A written consent may be revoked by a writing to that effect delivered to the Corporation before unrevoked written consents sufficient in number to take corporate action are delivered to the Corporation. Unless a resolution of the Board of Directors provides for a reasonable delay to permit tabulation of written consents, the action taken by written consent shall be effective when written consents signed by sufficient shareholders to take the action are delivered to the Corporation. If the Act requires that notice of proposed action be given to nonvoting shareholders and the action is to be taken by written consent of the voting shareholders, the Corporation shall give its nonvoting shareholders written notice of the action not more than ten (10) days after written consents sufficient to take the action have been delivered to the Corporation or the later date that tabulation of consents is completed. The notice shall reasonably describe the action taken and contain or be accompanied by the same material that, under any provision of the Act, would have been required to be sent to nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted to the shareholders for action. If action is taken by less than unanimous written consent of the voting shareholders, the Corporation shall give its nonconsenting voting shareholders written notice of the action not more than ten (10) days after written consents sufficient to take the action have been delivered to the Corporation, or the later date that tabulation of consents is completed. The notice shall reasonably describe the action taken and contain or be accompanied by the same material that, under any provision of the Act, would have been required to be sent to voting shareholders in a notice of a meeting at which the action would have been submitted to the shareholders for action. An electronic transmission may be used to consent to an action, if the electronic transmission contains or is accompanied by information from which the Corporation can determine the date on which the electronic transmission was signed and that the electronic transmission was authorized by the shareholder, the shareholder's agent or the shareholder's attorney-in-fact.

ARTICLE III
BOARD OF DIRECTORS

3.1   Powers. Subject to the provisions of the Act, any limitations in the Articles of Incorporation and these Bylaws relating to action required to be approved by the shareholders or by the outstanding shares, the business and affairs of the Corporation shall be managed and all corporate powers shall be exercised under the direction of the Board of Directors.

3.2   Number. The initial number of directors which shall constitute the whole Board of Directors of the Corporation shall be one (1). Thereafter, the number of directors may be fixed from time to time by the Board of Directors, at any regular or special meeting.

3.3   Election and Term of Office. The directors shall be elected at the annual meeting of shareholders, except as provided in Section 3.6 or in the Articles of Incorporation. Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Shareholders do not have a right to cumulate their votes for directors unless the Articles of Incorporation so provide. Each director shall be elected to serve until the annual meeting of shareholders held in the following fiscal year and until his or her successor shall have been duly elected and qualified. The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. Despite the expiration of a director's term, the director continues to serve until his or her successor is elected and qualifies or until there is a decrease in the number of directors.

3.4   Resignation. A director may resign at any time by delivering written notice or by electronic transmission to the Board of Directors or its chair or to the Corporation. A resignation is effective when the notice is delivered unless the notice specifies a later effective date or an effective date determined upon the subsequent happening of an event. A resignation that specifies a later effective date or that is conditioned upon the subsequent happening of an event may provide that the resignation is irrevocable.

3.5   Removal. The shareholders may remove on or more directors with or without cause unless the Articles of Incorporation provide that directors may be removed only for cause. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove that director. A director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. A director may be removed by the shareholders only at a meeting called for the purpose of removing the director and the meeting notice shall state that the purpose of the meeting is removal of the director.

3.6   Vacancies. If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors: (i) the shareholders may fill the vacancy; (ii) the Board of Directors may fill the vacancy; or (iii) if the directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders, and only the directors elected by that voting group are entitled to fill the vacancy if it is filled by the directors. A vacancy that will occur at a later date, by reason of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

3.7   Compensation. Directors shall receive such compensation for their services, and reimbursement for their expenses as the Board of Directors, by resolution, shall establish; provided that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

3.8 <u>Place of Meetings</u>. The Board of Directors may hold regular or special meetings within or outside of the State of Wyoming. The board of directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication, including electronic transmission by which all directors participating may communicate with each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

3.9 <u>Regular Meetings</u>. Regular meetings of the Board of Directors may be held at such times as the Board may from time to time determine, and if so determined notice thereof need not be given.

3.10 <u>Special Meetings</u>. A special meeting of the Board of Directors may be called by the Chairman of the Board or by the Chief Executive Officer or President of the Corporation and shall be called by the President or Secretary on the written request of a majority of the directors. The Chairman or Chief Executive Officer or President so calling, or the directors so requesting, any such meeting shall fix the time and any place as the place for holding such meeting. Written notice of special meetings of the Board of Directors shall be given to each director at least 48 hours prior to the time of such meeting either personally, by telephone, by e-mail, by facsimile transmission or by any other means of electronic transmission. Except as required by law, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.11 <u>Waiver of Notice</u>. A director may waive any notice before or after the date and time stated in the notice. The waiver shall be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to the director of the meeting unless the director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.12 <u>Quorum and Vote Required for Action</u>. A quorum of the Board of Directors consists of a majority of the fixed number of directors. If a quorum is present when a vote is taken, the affirmative vote of a majority of directors present is the act of the Board of Directors. The right to dissent or abstention is not available to a director who votes in favor of the action taken. A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented to the action taken unless: (i) the director objects at the beginning of the meeting or promptly upon his arrival to holding the meeting or transacting business at the meeting; (ii) the director's dissent or abstention from the action taken is entered in the minutes of the meeting; or (iii) the director delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation immediately after adjournment of the meeting.

3.13 <u>Action Without a Meeting</u>. Any action required or permitted by the Act to be taken at a Board of Directors' meeting may be taken without a meeting if the action is taken by the requisite number of members of the Board. The action shall be evidenced by one or more written consents describing the action taken, signed by the requisite number of directors, or shall be sent by electronic transmission by the requisite number of directors, and shall be included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this Section is the act of the Board of Directors when one or more consents signed by the requisite number of directors are delivered to the Corporation. The consent may specify the time at which the action taken thereunder is to be effective. A director's consent may be withdrawn by a revocation signed by the director and delivered to the Corporation prior to delivery to the Corporation of unrevoked written consents signed by the requisite number of directors. If action is taken by less than unanimous written consent of the directors, the Corporation shall give the nonconsenting or nonvoting directors written notice of the action not more than ten (10) days after written consents sufficient to take the action have been delivered to the Corporation. The notice shall reasonably describe the action taken. The requirement to give the notice shall not delay the effectiveness of actions taken by the written consent, and a failure to comply with the notice requirements shall not invalidate actions taken by written consent. A consent signed under this Section has the effect of action taken at a meeting of the Board of Directors and may be described as such in any document.

3.14   Committees. The Board of Directors may create one or more committees and appoint one or more members of the Board of Directors to serve on any committee. The creation of a committee and appointment of members to it shall be approved by a majority of all the directors in office when the action is taken. To the extent specified by the Board of Directors, each committee may exercise the authority of the Board of Directors, except that a committee may not (i) authorize or approve distributions except according to a formula or method, or within limits, prescribed by the Board of Directors; (ii) approve or propose to shareholders action that the Act requires to be approved by shareholders; (iii) fill vacancies on the Board of Directors or, except for alternate members, on any of its committees; or (iv) adopt, amend or repeal bylaws. The Board of Directors may appoint one or more directors as alternate members of any committee to replace any absent or disqualified member during the member's absence or disqualification. A majority of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of such members present at a meeting shall be the act of such committee, and in other respects each committee shall conduct its business pursuant to Article III of these Bylaws.

ARTICLE IV
OFFICERS

4.1   Officers; Election. As soon as practicable after the annual meeting of shareholders in each year, the Board of Directors shall elect a President and a Secretary. The Board may also elect a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer or one or more Assistant Treasurers, and such other officers as the Board shall determine. Any number of offices may be held by the same person.

4.2   Term of Office. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until the first meeting of the Board after the annual meeting of shareholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal.

4.3   Resignation. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors, the Chief Executive Officer, the President or the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

4.4   Removal. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights.

4.5   Duties of Officers.

(a)   Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the shareholders and the Board of Directors. The Chairman

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of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(b)   Chief Executive Officer. The powers and duties of the Chief Executive Officer are: (i) to act as the general manager and chief executive officer of the Corporation and, subject to the direction of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (ii) to preside at all meetings of the shareholders and, in the absence of the Chairman of the Board of Directors or if there is no Chairman of the Board of Directors, at all meetings of the Board of Directors; (iii) to call meetings of the shareholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and (iv) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the Chief Executive Officer, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation.

(c)   President. The powers and duties of the President are: (i) subject to the authority granted to the Chief Executive Officer, if any, to act as the general manager of the Corporation and, subject to the control of the Board of Directors, to have general supervision, direction and control of the business and affairs of the Corporation; (ii) to preside at all meetings of the shareholders and Board of Directors in the absence of the Chairman of the Board of Directors and the Chief Executive Officer or if there be no Chairman of the Board of Directors or Chief Executive Officer; (iii) to call meetings of the shareholders and meetings of the Board of Directors to be held at such times and, subject to the limitations prescribed by law or by these Bylaws, at such places as he or she shall deem proper; and (iv) to affix the signature of the Corporation to all deeds, conveyances, mortgages, leases, obligations, bonds, certificates and other papers and instruments in writing which have been authorized by the Board of Directors or which, in the judgment of the President, should be executed on behalf of the Corporation, to sign certificates for shares of stock of the Corporation, and, subject to the direction of the Board of Directors, to have general charge of the property of the Corporation and to supervise and control all officers, agents and employees of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d)   Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(e)   Chief Financial Officer. The Chief Financial Officer shall be subject to the direction of the Chief Executive Officer, the President and the Board of Directors and shall have day-to-day managerial responsibility for the finances of the Corporation.

(f)   Treasurer. The powers and duties of the Treasurer are: (i) to supervise and control the keeping and maintaining of adequate and correct accounts of the Corporation's properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares; (ii) to have the custody of all funds, securities, evidences of indebtedness and other valuable documents of the Corporation and, at his or her discretion, to cause any or all thereof to be deposited for the account of the Corporation with such depository as may be designated from time to time by the Board of Directors; (iii) to receive or cause to be received, and to give or cause to be given, receipts and acquittances for moneys paid in for the account of the Corporation; (iv) to disburse, or cause to be disbursed, all funds of the

Corporation as may be directed by the Chief Executive Officer, the President, the Chief Financial Officer or the Board of Directors, taking proper vouchers for such disbursements; (v) to render to the Chief Executive Officer, the President, the Chief Financial Officer or to the Board of Directors, whenever either may require, accounts of all transactions as Treasurer and of the financial condition of the Corporation; and (vi) generally to do and perform all such duties as pertain to such office and as may be required by the Board of Directors or these Bylaws. The Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer may direct any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Treasurer in the absence or disability of the Treasurer, and each Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer, the President or the Chief Financial Officer shall designate from time to time.

(g)   Secretary. The powers and duties of the Secretary are: (i) to keep a book of minutes at the principal executive office of the Corporation, or such other place as the Board of Directors may order, of all meetings of its directors and shareholders, whether regular or special, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof; (ii) to keep the seal of the Corporation and to affix the same to all instruments which may require it; (iii) to keep or cause to be kept at the principal executive office of the Corporation, or at the office of the transfer agent or agents, a record of the shareholders of the Corporation; (iv) to keep a supply of certificates for shares of the Corporation, to fill in and sign all certificates issued or prepare the initial transaction statement or written statements for uncertificated shares, and to make a proper record of each such issuance, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; (v) to transfer upon the share books of the Corporation any and all shares of the Corporation, provided that so long as the Corporation shall have one or more duly appointed and acting transfer agents of the shares, or any class or series of shares, of the Corporation, such duties with respect to such shares shall be performed by such transfer agent or transfer agents; and (vi) to make service and publication of all notices that may be necessary or proper and without command or direction from anyone. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer or President may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors, the Chief Executive Officer or the President shall designate from time to time.

4.6   Salaries. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors or any committee of the Board, if so authorized by the Board.

4.7   Employment and Other Contracts. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances. The Board of Directors may, when it believes the interest of the Corporation will best be served thereby, authorize executive employment contracts which will contain such terms and conditions as the Board of Directors deems appropriate.

ARTICLE V
SHARES

5.1   <u>Share Certificates</u>. Shares may but need not be represented by certificates. Unless the Act or another statute expressly provides otherwise, the rights and obligations of shareholders are identical whether or not their shares are represented by certificates. Each share certificate shall state on its face: (i) the name of the Corporation and that it is organized under the law of the State of Wyoming; (ii) the name of the person to whom issued; and (iii) the number and class of shares and the designation of the series, if any, the certificate represents. If the Corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series, and the authority of the Board of Directors to determine variations for future series, shall be summarized on the front or back of each certificate. Alternatively, each certificate may state conspicuously on its front or back that the Corporation will furnish the shareholder this information on request in writing and without charge. Each share certificate shall be signed, either manually or in facsimile, by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. If the person who signed, either manually or in facsimile, a share certificate no longer holds office when the certificate is issued, the certificate is nevertheless valid.

5.2   <u>Shares Without Certificates</u>. The Board of Directors may authorize the issue of some or all of the shares of any or all of a class or series of stock without certificates. The authorization does not affect shares already represented by certificates until they are surrendered to the Corporation. Within a reasonable time after the issue or transfer of shares without certificates, the Corporation shall send the shareholder a written statement of the information required on Certificates by Section 5.1, and, if applicable any restrictions on transfer of shares.

5.3   <u>Registered Shareholders</u>. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

5.4   <u>Transfer of Shares</u>. Shares shall be transferable only on the books of the Corporation or its transfer agent by the holder thereof in person or by his duly authorized attorney. The Corporation shall have power to enter into and perform any agreement with any number of shareholders of any one or more classes of shares of the Corporation to restrict the sale, transfer, assignment, pledge, or other disposal of the shares of the Corporation.

ARTICLE VI
INDEMNIFICATION

6.1   <u>Directors and Executive Officers</u>. The Corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended) to the fullest extent not prohibited by the Act or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (a) such indemnification is expressly required to be made by law, (b) the proceeding was authorized by the Board of Directors, (c) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Act or any other applicable law or (d) such indemnification is required to be made under Section 6.4.

6.2   Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the Act or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

6.3   Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding, provided, however, that, if the Act requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Article or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to Section 6.5, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (a) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (b) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (c) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

6.4   Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Article to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (a) the claim for indemnification or advances is denied, in whole or in part, or (b) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Act or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Act or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

6.5   Non-Exclusivity of Rights. The rights conferred on any person by this Section shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, these Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Act or any other applicable law.

6.6   Survival of Rights. The rights conferred on any person by this Article shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.7   Insurance. To the fullest extent permitted by the Act, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article.

6.8   Amendments. Any repeal or modification of this Article shall only be prospective and shall not affect the rights under this bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

6.9   Saving Clause. If this Article or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this bylaw that shall not have been invalidated, or by any other applicable law. If this Article shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

6.10   Certain Definitions. For the purposes of this Article, the following definitions shall apply:

(a)   The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(b)   The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(c)   The term the "Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(d)　　References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(e)　　References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

ARTICLE VII
GENERAL

7.1　　Method of Notice. All notices shall be in writing unless oral notice is reasonable under the circumstances. Notice by electronic transmission is written notice. Unless otherwise provided in the Bylaws, notice may be communicated in person; by telephone, telegraph, teletype, or other form of wire or wireless communication; or by mail or private carrier. Written notice to shareholders, if in a comprehensible form, is effective: (i) upon deposit in the United States mail, if mailed postpaid and correctly addressed to the shareholder's address shown in the Corporation's current record of shareholders; (ii) when an electronic transmission has been made to a data address provided by the shareholder; or (iii) when electronically transmitted to the shareholder in a manner otherwise authorized by the shareholder. Except as provided above, written notice, if in a comprehensible form, is effective at the earliest of the following: (i) when received; (ii) five (5) days after its deposit in the United States mail, as evidenced by the postmark, if mailed postpaid and correctly addressed; or (iii) on the date shown on the return receipt, if sent by registered or certified mail, or comparable private carrier, return receipt requested, and the receipt is signed, either manually or in facsimile, by or on behalf of the addressee. Oral notice is effective when communicated if communicated in a comprehensible manner. If these Bylaws or the Act prescribe notice requirements for particular circumstances, those requirements govern. As used in these Bylaws, "electronic transmission" or "transmitted electronically" shall have the meaning set forth in Section 17-16-140 of Act.

7.2　　Execution of Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates, may be signed by the Chairman of the Board of Directors, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Chief Executive Officer, Chief Financial Officer, Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

       7.3   Other Instruments in Writing. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation. All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

       7.4   Voting of Shares Held by the Corporation. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

       7.5   Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Articles of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Articles of Incorporation and applicable law.

       7.6   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

       7.7   Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

       7.8   Interpretation and Construction. Reference in these Bylaws to any provision of the Act shall be deemed to include all amendments thereof. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Act shall govern the construction of these Bylaws. Without limiting the generality of the provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person. All restrictions, limitations, requirements and other provisions of these Bylaws shall be construed, insofar as possible, as supplemental and additional to all provisions of law applicable to the subject matter thereof and shall be fully complied with in addition to the said provisions of law unless such compliance shall be illegal. Any article, section, subsection, subdivision, sentence, clause or phrase of these Bylaws which, upon being construed in the manner provided in this Section 7.8, shall be contrary to or inconsistent with any applicable provision of law, shall not apply so long as said provisions of law shall remain in effect, but such result shall not affect the validity or applicability of any other portions of these Bylaws, it being hereby declared that these Bylaws, and each article, section, subsection, subdivision, sentence, clause, or phrase thereof, would have been adopted irrespective of the fact that any one or more articles, sections, subsections, subdivisions, sentences, clauses or phrases is or are illegal.

ARTICLE VIII
ADOPTION, AMENDMENT OR REPEAL OF BYLAWS

8.1   <u>By Shareholders</u>. The shareholders shall have power to adopt, amend or repeal bylaws of the Corporation.

8.2   <u>By Board of Directors</u>. The Board of Directors shall have power to adopt, amend or repeal bylaws of the Corporation unless: (i) the Articles of Incorporation reserve this power exclusively to the shareholders in whole or part or (ii) the shareholders in amending, repealing or adopting a bylaw provide expressly that the Board of Directors may not amend, repeal or reinstate that bylaw. In addition, a bylaw originally adopted by the shareholders that increases a quorum or voting requirement for the Board of Directors may be amended or repealed only by the shareholders, unless the bylaw otherwise provides.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

AROWANA MEDIA HOLDINGS, INC.

The undersigned hereby certifies that she is the duly elected, qualified and acting Secretary of Arowana Media Holdings, Inc., a Wyoming corporation (the "Corporation"), and that the foregoing bylaws were adopted as the Corporation's bylaws as of the date hereof by the Corporation's Board of Directors.

The undersigned has executed this Certificate as of October 16, 2018.

DocuSigned by:

Mark B. Newbauer
Secretary